July 11, 2014	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (“Registrant”), SEC File No. 33-30810 and 811-09819,
Post-Effective Amendment No. 42 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Ladies and Gentlemen:

We are writing in response to comments provided telephonically to Adam Schlichtmann on Friday, December 20, 2013 by Ms. Catherine Gordon with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on November 15, 2013, and included the prospectuses (the “Prospectuses”) and statement of additional information (the “SAI”) for the Class A, Class K and Institutional Class of State Street Equity 500 Index Fund, State Street Aggregate Bond Index Fund and State Street Global Equity ex-U.S. Index Fund (the “Funds”). State Street Equity 500 Index Fund and State Street Aggregate Bond Index Fund are existing series of the Registrant and State Street Global Equity ex-U.S. Index Fund is a new series of the Registrant. On behalf of the Registrant, we have set out below the SEC staff’s comments on each of the above named documents, along with our responses. Please note that Institutional Class shares have been renamed Class I shares.

1.	Comment: For each Fund, the 35d-1 policy to invest at least 80% of the Fund’s assets in specified investments should be tested based on net assets plus any borrowings for investment purposes.

Response: The Funds confirm that their 35d-1 investment policies, described in the prospectus as policies to invest at least 80% of their total assets in specified investments, include net assets plus any borrowings for investment purposes. The Funds have added disclosure in the Prospectus to specifically address this.

2.	Comment: Please acknowledge that the Funds are familiar with the letter dated July 30, 2010 from Barry Miller of the staff of the SEC to Karrie McMillan of the Investment Company Institute regarding derivatives-related disclosure by investment companies and the information contained in the letter. Please confirm that all derivatives that will be used by the Funds, and the purpose for using such derivatives, are described in the Prospectus.

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Response: The Funds acknowledge that they are familiar with the letter and that they have reviewed their disclosure regarding derivatives and believe that they are appropriate in light of the manner in which the Funds are managed.

3.	Comment: Because the Funds disclose derivatives risk, please add counterparty risk disclosure.

Response: The requested change has been made for the State Street Equity 500 Index Fund. The other two Funds have counterparty risk disclosure.

4.	Comment: For the State Street Aggregate Bond Index Fund and State Street Global Equity ex-U.S. Index Fund, add disclosure regarding what performance information will be shown in the future.

Response: The requested change has been made.

5.	Comment: Comments that apply to the summary section also generally apply to the “Additional Information” section.

Response: To the extent changes were made to summary prospectus disclosure in response to comments received, those changes have been applied to the “Additional Information” section as appropriate.

6.	Comment: On page 15 and in similar disclosure elsewhere the Funds should make clear that an index is not available for direct investment.

Response: The requested change has been made.

7.	Comment: On page 19, provide additional information about how the advisory fee is calculated. If there is a performance element to the fee calculation, that should be explained, including how the benchmark is used in the calculation, the length of time over which performance in measured and whether performance is based on gross or net returns.

Response: The Funds have added disclosure regarding their advisory fee rates. None of the Funds is paying a fee that is calculated based on performance of the Fund.

8.	Comment: Please consider whether disclosure regarding the frequent trading of fund shares and should be revised to address situations in which a group of people acts in concert following the advice of a newsletter or similar situation. Consider whether there should be fewer permitted roundtrips if there are roundtrips en masse.

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Response: The Funds acknowledge the comment and have not made any changes to disclosure at this time.

9.	Comment: Please be advised of impending guidance related to trading in emergency situations, which could impact security valuations during emergency situations.

Response: The Funds acknowledge the comment.

Please direct any questions you may have with respect to this filing to me at (617) 951-7114.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann